Exhibit 99.1
Shinhan Financial Group received its approval from Financial Services Commission for merging Shinhan Savings Bank and Yehanbyoul Savings Bank.

On March 20, 2013, Shinhan Financial Group (hereafter “SFG”) received its approval from Financial Services Commission for merging Shinhan Savings Bank and Yehanbyoul Savings Bank.

Both Shinhan Savings Bank and Yehanbyoul Savings Bank are our wholly-owned subsidiaries of SFG.